Filed pursuant to Rule 424(b)(3)

Registration No. 333-256659

PROSPECTUS SUPPLEMENT No. 8

(To Prospectus Dated April 20, 2023)

Garrett Motion Inc.

37,680,203 Shares of Common Stock

219,552,835 Shares of Series A Cumulative Convertible Preferred Stock

219,552,835 Shares of Common Stock Issuable Upon Conversion of Series A

Cumulative Convertible Preferred Stock

This prospectus supplement no. 8 supplements the prospectus dated April 20, 2023 (the “Prospectus”) filed pursuant to the Securities Act of 1933, as amended, by Garrett Motion Inc. Pursuant to the Prospectus, this prospectus supplement relates to the offer and sale by the selling security holders identified in the Prospectus of up to (i) 219,552,835 shares of our Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”), (ii) 37,680,203 shares of our common stock, par value $0.001 per share (the “Common Stock” and together with the Series A Preferred Stock, the “Securities”) and (iii) 219,552,835 shares of our Common Stock issuable upon conversion of the Series A Preferred Stock.

This prospectus supplement incorporates into the Prospectus the information contained in our attached:

•	Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (“SEC”) on June 21, 2023.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

Our Common Stock is quoted on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “GTX.”

Investing in our Securities involves risks. Please see “Risk Factors” beginning on page 6 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 21, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 20, 2023

GARRETT MOTION INC.

(Exact name of Registrant as specified in its charter)

Delaware	1-38636	82-4873189
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

La Pièce 16 Rolle, Switzerland	1180
(Address of Principal Executive Offices)	(Zip Code)

+41 21 695 30 00

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	GTX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On June 20, 2023, Garrett Motion Inc. (“we” or the “Company”) completed the final step of the conversion of all shares of our Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) into shares of our Common Stock, par value $0.001 per share (the “Common Stock”), in accordance with the terms of the Amended and Restated Certificate of Designations for the Series A Preferred Stock.

As previously reported, at approximately 5:00 p.m. New York City time on June 12, 2023, trading of the Series A Preferred Stock on Nasdaq was suspended and each holder of shares of Series A Preferred Stock as of the conversion was deemed to hold one share of Common Stock for each share of Series A Preferred Stock then held. On June 20, 2023, all prior holders of Series A Preferred Stock received, in respect of each share of Series A Preferred Stock held immediately prior to the conversion, a payment in lieu of the accrued and unpaid dividends on the Series A Preferred Stock through June 30, 2023, plus an additional amount representing the dividends that would have accrued on the Series A Preferred Stock through September 30, 2023 (collectively, the “Additional Payment”). In the aggregate, the Additional Payment was comprised of, for each share of Series A Preferred Stock, $0.144375 in cash and approximately 0.104379 shares of Common Stock (representing $0.853509 in accrued and unpaid dividends per share of Common Stock, valued at $8.177 per share), subject to adjustment to avoid the issuance of fractional shares of Common Stock, totaling approximately $25,315,149 in cash and 18,301,481 additional shares of Common Stock. As previously disclosed, on June 5, 2023, as part of the consideration paid in respect of the purchase of approximately $570 million of shares of Series A Preferred Stock from entities related to each of Centerbridge Partners, L.P. and Oaktree Capital Management, L.P., the Company paid to such entities an aggregate of $10,064,071 in cash and 7,276,036 in shares of Common Stock, which represents the accrued and unpaid dividends and additional amounts that such entities would have received upon the conversion of the repurchased shares of Series A Preferred Stock (if they had held such shares on the conversion date).

The Company has approximately 265,574,498 shares of Common Stock outstanding following the completion of these transactions and recent repurchases pursuant to the Company's stock repurchase program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GARRETT MOTION INC.

Date: June 21, 2023	By:	/s/ Jerome P. Maironi
Jerome P. Maironi
Senior Vice President, General Counsel and Corporate Secretary